UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Reckson Associates Realty Corp.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

75621K106

(CUSIP Number)

Jason Grebin, Esq.	Steven A. Seidman, Esq.
General Counsel	Rosalind F. Kruse, Esq.
Macklowe Properties, Inc.	Willkie Farr & Gallagher LLP
767 Fifth Avenue	787 Seventh Avenue
New York, NY 10153	New York, NY 10019
(212) 554-5811	(212) 728-8763

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D, filed with the Securities and Exchange Commission (“SEC”) on November 28, 2006 and amended by Amendment No. 1 filed with the SEC on December 1, 2006 (as amended, the “Macklowe Schedule 13D”) by WH Rome Partners LLC (“WH LLC”), a Delaware limited liability company, WH Rome Inc., a New York corporation and the managing member of WH LLC, and Harry Macklowe and William S. Macklowe, each a citizen of the United States of America (collectively, the “Macklowe Reporting Persons”).  The defined terms used and not defined herein shall have the meanings assigned to such terms in the Macklowe Schedule 13D.

This Amendment relates to the Common Stock, par value $.01 per share (the “Shares”), of Reckson Associates Realty Corp., a Maryland corporation (the “Issuer”).
Item 2.	Identity and Background
Item 2 of the Macklowe Schedule 13D is hereby amended by adding the following as the final paragraph:
Reporting Persons
As set forth in Item 4 below, Meadow Star and WH LLC and its principals terminated the partnership of Rome on December 3, 2006.
Item 4.	Purpose of Transaction
Item 4 of the Macklowe Schedule 13D is hereby amended by adding the following as the final paragraphs:
Reporting Persons

On December 2, 2006, the Macklowe Reporting Persons were notified by Mack-Cali that Mack-Cali did not intend to contribute its initial capital commitment of $400 million to the capital of Rome (which Mack-Cali had the option of contributing at any time prior to 11:59 p.m. on December 2, 2006), and that Mack-Cali was withdrawing as a limited partner from Rome pursuant to the terms of the Partnership Agreement Amendment.  By reason of the foregoing, to the extent Rome, the Icahn Reporting Persons, the Macklowe Reporting Persons and the Mack-Cali Reporting Persons constituted a “group” within the meaning of Section 13(d)(3) of the Act, the Mack-Cali Reporting Persons terminated their membership in any such “group” on December 2, 2006.

On December 3, 2006, Meadow Star was notified by WH LLC and its principals that WH LLC and its principals did not intend to support a binding offer of $49.00 per share for all of the outstanding shares of the Issuer.  After such notification, Meadow Star and WH LLC and its principals terminated the partnership of Rome on December 3, 2006.  In connection therewith, WH LLC, Harry Macklowe and William S. Macklowe waived any rights they might have against Meadow Star and its affiliates in the event any of Meadow Star and its affiliates should make a bid for the Issuer, which they were considering at $49.00 per share. In addition, Meadow Star and Carl Icahn and WH LLC, Harry Macklowe and William S. Macklowe acknowledged that to the extent the Macklowe Reporting Persons and the Icahn Reporting Persons had been a “group” within the meaning of Rule 13(d)(5) under the Act and the rules and regulations thereunder, such group had been terminated.  By reason of the foregoing, to the extent Rome, the Icahn Reporting Persons and the Macklowe Reporting Persons constituted a “group” within the meaning of Section 13(d)(3) of the Act, the Macklowe Reporting Persons terminated their membership in any such “group” on December 3, 2006.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Macklowe Schedule 13D is hereby amended by adding the following as the final paragraph:

Reporting Persons

The information added to Item 4 by this Amendment is incorporated by reference in its entirety into this Item 5.  By reason of the foregoing, the Macklowe Reporting Persons should no longer be deemed to be a member of any “group” with Rome, the Icahn Reporting Persons and/or the Mack-Cali Reporting Persons within the meaning of Section 13(d)(3) of the Act.  As such, the Macklowe Reporting Persons should no longer be deemed to belong to any “group” beneficially owning greater than 5% of the Issuer’s outstanding Shares and are hereby reporting beneficial ownership of less than 5% of the Issuer’s outstanding Shares.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Macklowe Schedule 13D is hereby amended by adding a new Exhibit 1 as set forth below:
1 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

WH ROME PARTNERS LLC

By:	WH Rome Inc.
Managing Member

By:	/s/ Harry Macklowe
Name: Harry Macklowe
Title: President

WH ROME INC.

By:	/s/ Harry Macklowe
Name: Harry Macklowe
Title: President

/s/ Harry Macklowe
HARRY MACKLOWE

/s/ William S. Macklowe
WILLIAM S. MACKLOWE

[Signature Page of Amendment No. 2 to Schedule 13D – Reckson Associates Realty Corp.]